UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Synthetic Biologics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87164U201

(CUSIP Number)

David Elliot Lazar

c/o Custodian ventures llc

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

Spencer G. Feldman, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 18, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164U201

1	NAME OF REPORTING PERSON

CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,224,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,224,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,224,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 87164U201

1	NAME OF REPORTING PERSON

DAVID ELLIOT LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,224,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,224,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,224,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 87164U201

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. As a result of an increase in the outstanding Shares of the Issuer from 19,993,390 as of November 6, 2020 as reported in the Issuer’s Form 10-Q for the nine months ended September 30,2020 to 105,223,086 Shares outstanding as described below, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Custodian were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,224,500 Shares directly beneficially owned by Custodian is approximately $897,996 excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 105,223,086 Shares outstanding, which is the total number of Shares outstanding as of February 18, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2021.

A.	Custodian
(a)	As of the close of business on March 1, 2021, Custodian directly beneficially owned 2,224,500 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,224,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,224,500

(c)	The transactions in the Shares by Custodian since the filing of Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Lazar
(a)	Mr. Lazar, as the sole member and Chief Executive Officer of Custodian, may be deemed the beneficial owner of the 2,224,500 Shares owned by Custodian.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,224,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,224,500

4

CUSIP No. 87164U201

(c)	Mr. Lazar has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Custodian since the filing of Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of February 18, 2021, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

5

CUSIP No. 87164U201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2021

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

6

CUSIP No. 87164U201

SCHEDULE A

Transaction in the Shares Since the Filing of the Schedule 13D

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Custodian Ventures LLC

Purchase of Common Stock	10,000	0.6199	02/23/2021
Purchase of Common Stock	30,000	0.6199	02/23/2021
Purchase of Common Stock	30,000	0.6170	02/23/2021
Purchase of Common Stock	20,000	0.6182	02/23/2021
Purchase of Common Stock	30,000	0.7035	02/23/2021
Purchase of Common Stock	20,000	0.6999	02/25/2021
Purchase of Common Stock	20,000	0.7003	02/25/2021
Purchase of Common Stock	65,000	0.6903	02/25/2021
Purchase of Common Stock	20,000	0.7027	02/26/2021
Purchase of Common Stock	15,000	0.6969	02/26/2021